SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. 7)(1)

                                   ALICO, INC.
_______________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
_______________________________________________________________________________
                         (Title of Class of Securities)

                                   016230 10-4
_______________________________________________________________________________
                                 (CUSIP Number)

                                  JD Alexander
                            Atlantic Blue Trust, Inc.
                             122 East Tillman Avenue
                            Lake Wales, Florida 33853
                            Telephone: (863) 679-9595
_______________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                          Charles W. Mulaney, Jr., Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606
                            Telephone: (312) 407-0700

                                  May 12, 2006
_______________________________________________________________________________
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)
______________

         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   016230 10-4            13D                   Page  2  of  9 Pages
_______________________________________________________________________________

     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ATLANTIC BLUE TRUST, INC. (I.R.S. IDENTIFICATION NO. 57-1149984)
_______________________________________________________________________________

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                       (b) |_|
_______________________________________________________________________________

     3        SEC USE ONLY

_______________________________________________________________________________

     4        SOURCE OF FUNDS
              OO, BK, WC
_______________________________________________________________________________

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

_______________________________________________________________________________

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              FL
_______________________________________________________________________________

 NUMBER OF                      7      SOLE VOTING POWER
  SHARES                               0
BENEFICIALLY                    _______________________________________________
 OWNED BY                       8      SHARED VOTING POWER
   EACH                                3,725,457 (See Item 5)
 REPORTING                      _______________________________________________
  PERSON
   WITH                         9      SOLE DISPOSITIVE POWER
                                       0
_______________________________________________________________________________

                               10      SHARED DISPOSITIVE POWER
                                       3,725,457 (See Item 5)
_______________________________________________________________________________

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,725,457 (See Item 5)
_______________________________________________________________________________

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          |_|

_______________________________________________________________________________

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              50.6% (See Item 5)
_______________________________________________________________________________

    14        TYPE OF REPORTING PERSON
              CO
_______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  016230 10-4                13D                 Page  3  of  9 Pages

_______________________________________________________________________________

     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ALICO HOLDING, LLC (I.R.S. IDENTIFICATION NO. 47-0906752)
_______________________________________________________________________________

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                        (b) |_|
_______________________________________________________________________________

     3        SEC USE ONLY

_______________________________________________________________________________

     4        SOURCE OF FUNDS
              OO, BK, WC
_______________________________________________________________________________

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

_______________________________________________________________________________

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              NV
_______________________________________________________________________________

 NUMBER OF                      7      SOLE VOTING POWER
  SHARES                               0
BENEFICIALLY
 OWNED BY                       _______________________________________________
   EACH                         8      SHARED VOTING POWER
 REPORTING                             3,725,457 (See Item 5)
  PERSON                        _______________________________________________
   WITH
                                9      SOLE DISPOSITIVE POWER
                                       0
_______________________________________________________________________________

                               10      SHARED DISPOSITIVE POWER
                                       3,725,457 (See Item 5)
_______________________________________________________________________________

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,725,457 (See Item 5)
_______________________________________________________________________________

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          |_|

_______________________________________________________________________________

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              50.6% (See Item 5)
_______________________________________________________________________________

              TYPE OF REPORTING PERSON
    14        OO
_______________________________________________________________________________

_______________________________________________________________________________
CUSIP No.  016230 10-4                 13D               Page  4  of  9 Pages
--------------------------------------------------------------------------------

         This Amendment No. 7 (this "Amendment No. 7") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004, by Atlantic Blue Trust, Inc., a Florida corporation, and Alico Holding, LLC, a Nevada limited liability company, as such original filing was amended and supplemented by Amendment No. 1, filed on August 26, 2004, Amendment No. 2, filed on October 15, 2004, Amendment No. 3, filed on December 22, 2004, Amendment No. 4, filed on February 3, 2005, Amendment No. 5, filed on March 22, 2005 and Amendment No. 6 ("Amendment No. 6") filed on May 4, 2006 (as amended, the "Schedule 13D"). Except as indicated in this Amendment No. 7, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Consideration.

         Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

         Between April 29, 2006 and May 17, 2006, Holding purchased 97,241 shares of Common Stock for an aggregate purchase price of $5,559,352 (excluding brokerage commissions).

         The source of funds for such purchases was working capital and borrowings under the Commercial Note, dated May 5, 2006, by ABT, Tri-County Grove, LLC, Blue Head Ranch, LLC, and Holding, as borrowers (the "Borrowers"), in favor of SunTrust Bank, as lender (the "Commercial Note"). As previously disclosed in Amendment No. 6, the Commercial Note is intended to replace the $10,000,000 revolving line of credit previously provided by SunTrust Bank.

         The Commercial Note provides for a $20,000,000 revolving line of credit. Borrowings under the Commercial Note bear interest at Sun Trust Bank's LIBOR rate plus 1.15%. The Commercial Note is available for business, commercial and investment purposes, including additional purchases of Common Stock. The Commercial Note terminates on April 5, 2008. As of May 17, 2006, an aggregate of $10,147,000 was outstanding under the Commercial Note.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         The responses to Items 7 through 13 on the cover page provided for each Reporting Person that relate to the beneficial ownership of the Common Stock are incorporated herein by reference.

          (a) According to the Issuer's quarterly report on Form 10-Q for the quarterly period ended February 28, 2006, as filed with the Securities and Exchange Commission on April 10, 2006, there were 7,367,369 shares of Common Stock issued and outstanding as of April 7, 2006.

         The Reporting Persons beneficially own, directly or indirectly, an aggregate of 3,725,457 shares of Common Stock (representing approximately 50.6% of the outstanding shares of Common Stock), all of which are directly owned by Holding.

         Except as described below, to the knowledge of the Reporting Persons, no Disclosed Party beneficially owns any shares of Common Stock. Based on information provided by the applicable Disclosed Party:

         John Doxsie, a director of ABT, beneficially owns 3,000 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock);

                                                         Page  5  of  9 Pages


         Flagler Holdings, Inc ("Flagger") beneficially owns 2,900 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock). Cliff Hinkle, a director of ABT, is the Chief Executive Officer, Chairman and a shareholder of Flagler;

         Cynthia Matteson, a director of ABT, beneficially owns 500 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock); and

         Laura Grace Alexander, a director of ABT, beneficially owns 100 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock).

         (b) The Reporting Persons possess shared power to direct the voting and disposition of the shares of Common Stock held in the aggregate thereby.

         Based on information provided by the applicable Disclosed Party:

         John Doxsie, a director of ABT, has sole power to direct the voting and disposition of the 3,000 shares of Common Stock that he holds;

         Cliff Hinkle, a director of ABT, has shared power to direct the voting and disposition of the shares of Common Stock that are held by Flagler. Such power is shared with Wayne C. Watters, President and Secretary of Flagler. The business address of Flagler and Mr. Watters is 111 S Monroe St., Suite 2000B, Tallahassee, FL 32301. Mr. Watters is Chief Operations Officer of the Cassidy Organization, 250 Avenue K SW, Winterhaven, FL 33880. During the past five years, Mr. Watters has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Watters is a citizen of the United States;

         Cynthia Matteson, a director of ABT, has sole power to direct the voting and disposition of the 500 shares of Common Stock that she holds; and

         Laura Grace Alexander, a director of ABT, has sole power to direct the voting and disposition of the 100 shares of Common Stock that she holds.

         (c) Schedule 5-C attached hereto sets forth all transactions by the Reporting Persons in Common Stock from April 29, 2006 through May 17, 2006. Unless otherwise indicated on Schedule 5-C, all such transactions were purchases by Holding through open market transactions. Information relating to transactions by the Reporting Persons in Common Stock for the 60 day period ended April 28, 2006 is contained in Amendment No. 6.

         Except as described below, to the knowledge of the Reporting Persons, no Disclosed Party has engaged in any transactions in Common Stock during the past 60 days:

         On April 7, 2006, Laura Grace Alexander, a director of ABT, sold 200 shares of Common Stock for $44.837 per share in an open market transaction.

                                                         Page  6  of  9 Pages

         (d) Not applicable with respect to the Reporting Persons, nor to the knowledge of the Reporting Persons, to any Disclosed Party.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 6:

         Six hundred thousand shares of Common Stock are pledged to SunTrust Bank in connection with the Commercial Note.

Item 7.  Material to be Filed as Exhibits.


         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following items at the end of Item 7:

         99.7 Commercial Note, dated May 5, 2006, by Atlantic Blue Trust, Inc., Tri-County Grove, LLC, Blue Head Ranch, LLC, and Alico Holding LLC, as borrowers, in favor of SunTrust Bank, as lender

         99.8 Security Agreement, dated May 5, 2006, by and between Alico Holding LLC and SunTrust Bank

                                                         Page  7  of  9 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18,  2006

                                  ATLANTIC BLUE TRUST, INC.


                                  By: /s/ JD Alexander
                                     _________________________________________
                                      Name:  JD Alexander
                                      Title: President and Chief Executive
                                             Officer


                                  ALICO HOLDING, LLC


                                  By: /s/ JD Alexander
                                      ________________________________________
                                      Name: JD Alexander
                                      Title:   Manager

                                                         Page  8  of  9 Pages

                                                               SCHEDULE 5-C



                   Securities Acquired
 Transaction  ----------------------------
    Date                    Per Share
                Amount        Price
------------------------------------------
5/1/2006         400      $50.0600
5/1/2006         100      $50.1200
5/1/2006         128      $50.1500
5/1/2006         100      $50.1600
5/1/2006         200      $50.2000
5/1/2006         200      $50.2100
5/1/2006         224      $50.3800
5/1/2006         300      $50.4500
5/1/2006         55       $50.5900
5/1/2006         552      $50.6000
5/1/2006         1        $51.0000
5/2/2006         100      $51.1900
5/2/2006         100      $51.2100
5/2/2006         766      $51.2200
5/2/2006         100      $51.2400
5/2/2006         300      $51.2900
5/2/2006         296      $51.3000
5/2/2006         100      $51.3300
5/2/2006         834      $51.4000
5/2/2006         100      $51.7600
5/2/2006         67       $51.8500
5/2/2006         1,525    $51.8600
5/2/2006         12       $51.8900
5/4/2006         100      $52.3600
5/4/2006         300      $52.5300
5/4/2006         200      $52.6000
5/4/2006         100      $52.7100
5/4/2006         600      $52.7200
5/4/2006         100      $52.8200
5/4/2006         100      $52.9900
5/4/2006         300      $53.0000
5/4/2006         100      $53.0100
5/4/2006         100      $53.0500
5/4/2006         200      $53.0800
5/4/2006         300      $53.1000
5/4/2006         1,400    $53.4900
5/4/2006         100      $53.7300
5/4/2006         325      $53.8100
5/5/2006         40       $53.8500
5/5/2006         100      $53.9600
5/8/2006         608      $54.9000
5/8/2006         1,200    $54.9600
5/8/2006         100      $55.0100
5/8/2006         200      $55.0200

                                                               Page 9 of 9 Pages


                                                                    SCHEDULE 5-C


                   Securities Acquired
 Transaction  ----------------------------
    Date                    Per Share
                Amount        Price
------------------------------------------
5/8/2006         200        $55.0700
5/8/2006         200        $55.0900
5/8/2006         490        $55.1000
5/8/2006         100        $55.2800
5/8/2006         302        $55.3500
5/8/2006         1,115      $55.4000
5/8/2006         100        $55.4200
5/8/2006         350        $55.4300
5/8/2006         301        $55.7000
5/8/2006         299        $55.7200
5/9/2006         36         $55.6200
5/9/2006         100        $55.6500
5/9/2006         100        $56.2000
5/9/2006         150        $56.2400
5/9/2006         600        $56.4000
5/9/2006         402        $56.4400
5/9/2006         400        $56.4500
5/9/2006         477        $56.6500
5/10/2006        100        $57.8300
5/10/2006        100        $57.9800
5/10/2006        300        $57.9900
5/10/2006        3,211      $58.0000
5/10/2006        7          $58.0500
5/10/2006        1,300      $58.1000
5/10/2006        547        $58.1500
5/11/2006        5          $57.9400
5/11/2006        300        $58.0300
5/11/2006        135        $58.1200
5/11/2006        900        $58.1500
5/11/2006        200        $58.1600
5/11/2006        2,825      $58.2000
5/11/2006        1,200      $58.3000
5/12/2006        67,256     $58.0600*

______________________
* Block trade